Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

This filing relates to a planned merger between chinadotcom corporation (“chinadotcom”) and Ross Systems, Inc. (“Ross”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 4, 2003 (the “Merger Agreement”), by and among chinadotcom, CDC Software Holdings, Inc., a wholly owned subsidiary of chinadotcom, and Ross. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 6-K to be filed by chinadotcom.

On September 4, 2003, chinadotcom issued the following press release:

chinadotcom Signs Definitive Agreement to Acquire Ross Systems

Combined Entity Plans to Capitalize on Rapid Growth in China Manufacturing

HONG KONG and ATLANTA, Ga., Sept. 4 /PRNewswire-FirstCall/ — Ross Systems, Inc. (Nasdaq: ROSS), a global provider of enterprise software for manufacturers, and CDC Software Holdings Inc, a wholly owned subsidiary of chinadotcom corporation (Nasdaq: CHINA), an integrated enterprise solution and software company, announced today that they have signed a definitive agreement whereby CDC Software will acquire Ross Systems in a merger valued at approximately US$68.9 million. Under the terms of the merger agreement, stockholders of Ross Systems will receive $5.00 in cash and $14.00 worth of chinadotcom common shares for each share of Ross Systems common stock. chinadotcom shares will be valued at the higher of $8.50 per share or the average closing price of chinadotcom stock (not to exceed $10.50 per share) for the 10 trading days preceding the second trading day before the closing date, subject to certain exceptions. It is expected that chinadotcom’s total shares outstanding would undergo dilution ranging between 3.9% and 5.0%, assuming a combined use of newly issued and treasury shares, upon completion of the transaction. Following the merger, Ross Systems would operate under chinadotcom’s CDC Software unit.

chinadotcom believes that the acquisition of Ross Systems, a profitable company with solid margins and recurring revenue streams, represents an attractive and earnings-accretive transaction. Ross Systems expects that its results for the fiscal year ended June 30, 2003 will reflect revenues of US$48.1 million, an operating profit of US$4.8 million and a net profit of US$4.1 million.

Ross Systems, with its strong presence in the U.S. and Europe and 25 distributors worldwide, has an active customer base of over 1,000 companies implementing its flagship enterprise business solution, iRenaissance suite. The iRenaissance suite is designed specifically for process manufacturing that requires a comprehensive application development environment from supply chain management to financials, manufacturing, distribution, maintenance management and decision support knowledge management.

“As China becomes an increasingly important manufacturing base for multinationals and domestic exporters since its accession into the WTO, the combination of Ross Systems and CDC Software is a timely and exciting development for both companies,” said Peter Yip, Chief Executive Officer of chinadotcom corporation. “Ross Systems’ vertical strength in process manufacturing and its breadth of enterprise solutions will allow us to provide effective software solutions in the fast growing manufacturing export space as well as broaden our software product offerings in the ERP (enterprise resource planning) and SCM (supply chain management) market sectors.”

In addition, CDC Software has been a master distributor of Ross Systems’ enterprise business solution, iRenaissance suite, in the Greater China region. “We are delighted to see a further strengthened relationship established with Ross Systems through this merger. Ross Systems is expected to achieve certain cost savings and synergies by outsourcing to our low cost software development center in Shanghai and developing synergies in various aspects including cross selling within the chinadotcom group of companies,” Yip continued.

chinadotcom’s CDC Software unit currently operates a CMM (Capability Maturity Model) Level 3 certified software development center in Shanghai which offers its software development capabilities as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies. It offers software solutions, both developed in-house and supplied by global vendors, to multinational and domestic customers located in China. Select customers include ACNeilsen, Hangzhou Bayer (formerly Aventis), Microsoft (China) Co. Ltd., Polyma Tech (Shanghai) Co., Ltd., Carrefour, Shenzhen Airlines, Legend Computer and Swire Beverages.

Through this merger, Ross Systems expects to have access to additional capital to pursue opportunities in the ERP and SCM markets, as well as the additional technical and distribution resources of CDC Software and other companies in the chinadotcom group in mainland China and internationally to expand on its strong position in providing integrated enterprise solutions to mid-tier manufacturers worldwide.

“CDC Software has already proven to be a trusted partner with valuable regional experience. We share a vision of Ross Systems becoming a significant player in the global mid-tier manufacturing space,” commented J. Patrick Tinley, Ross Systems’ Chairman and CEO. “The synergies of this business combination will accelerate the introduction of the iRenaissance products into the Greater China region and provide Ross Systems with economies of scale in our software development process that we believe will significantly enhance our competitive position. Today’s announcement is exciting news for customers, shareholders, employees and business partners of both organizations,” said Tinley.

The merger agreement has been unanimously approved by the Board of Directors of Ross Systems. Certain stockholders and officers of Ross Systems holding approximately 23% of the outstanding shares of Ross Systems common stock (after the conversion of preferred stock held by a Ross Systems stockholder) have agreed to vote their shares in favor of the transaction.

The transaction is expected to close no later than the first quarter of calendar year 2004 subject to approval by Ross Systems’ stockholders, certain regulatory approvals and customary closing conditions. The financial impact on chinadotcom’s earnings will be determined based on the timing of the closing of the transaction. Ross Systems and chinadotcom have agreed to use their reasonable best efforts to determine whether the stock exchange portion of the transaction can be tax free to Ross Systems stockholders, but there can be no assurance that such treatment can be obtained.

chinadotcom and Ross Systems intend to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross Systems expects to mail the proxy statement/prospectus to shareholders of Ross Systems. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully when they are available because they will contain important information about chinadotcom and Ross Systems. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by chinadotcom or Ross Systems through the website maintained by the Securities and Exchange Commission at http://www.sec.gov . Investors and security holders of Ross Systems are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

About CDC Software and chinadotcom corporation

chinadotcom corporation (Nasdaq: CHINA) (Website: www.corp.china.com ) is a leading integrated enterprise solutions and software company offering technology, marketing, mobile and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets and over 1,000 employees, the companies under the chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation and development, precision marketing and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

CDC Software is a wholly owned subsidiary and software unit of chinadotcom corporation (Nasdaq: CHINA) (Website: www.corp.china.com ), an integrated enterprise software and solutions company in Asia. CDC Software integrates a series of chinadotcom’s self-developed products engineered in two software development centers in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), Power-eHR, PowerPay+, PowerCRM and Power eDM (a double-byte e-mail marketing technology). In addition, the company also broadens its offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

In 2003, the software development processes of CDC Software’s Development Center in Shanghai have successfully achieved Capability Maturity Model (“CMM”) Level 3, an internationally recognized standard for software development. The new certification should bolster CDC Software’s outsourcing strategy of offering its own Software Development Center capabilities in China as an outsourcing conduit for low-cost, high-quality software development for internationally established software companies, that are looking to reduce their overall Research and Development costs as part of its overall restructuring initiatives.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

chinadotcom also established CDC Outsourcing, which allows for elements of workflow such as client and project management to be provided in the contracted country (i.e. UK, US or Australia), with technology and applications sourced from either of the company’s low-cost, CMM-certified outsourcing centers in China or India.

In its Mobile and Portals unit, the company operates popular news, email and consumer service portal websites in China, Hong Kong and Taiwan. Through the recent acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), the company now offers consumer-based and enterprise-based SMS and mobile application software development services. Newpalm is a wholly- owned subsidiary of hongkong.com Corporation, a mobile applications and portal arm and 81%-owned subsidiary of chinadotcom.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (Nasdaq: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2002 and Ross Systems’ Annual Meeting Proxy Statement, filed by Ross Systems with the SEC on October 15, 2002.

Safe Harbor Statements

Statements in this press release which express that Ross Systems, Inc. or chinadotcom corporation “believes,” “anticipates,” “expects,” “estimates,” “plans,” or “should begin to “ and other statements which are not historical fact, are forward-looking statements within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to both companies that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems’ software product license revenue, weakening of customer demand for enterprise systems, Ross Systems’ maintenance of a minimal backlog and the uncertainty of demand for new product offerings by Ross Systems and chinadotcom, and other risks and uncertainties described in reports filed by Ross Systems and chinadotcom with the SEC. In particular, further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003. Ross Systems and chinadotcom corporation caution that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements in this press release. Ross Systems and chinadotcom corporation have no intent or obligation to update these forward-looking statements.

/CONTACT: Robert B. Webster of Ross Systems, Inc., +1-770-351-9600, or investor@rossinc.com; or Media Relations, Jane Cheng, Public Relations Manager, +1-852-2961-2750, or Fax, +1-852-2571-0410, or e-mail, jane.cheng@hk.china.com, or Craig Celek, US, VP, Investor Relations, +1-212- 661-2160, or Fax, +1-973-591-9976, or e-mail, craig.celek@hk.china.com, both of chinadotcom corporation/

/Web site:	http://www.rossinc.com
http://www.corp.china.com/

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross intends to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross expects to mail the proxy statement/prospectus to shareholders of Ross. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully when they are available because they will contain important information about CDC Software and Ross. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by chinadotcom or Ross through the website maintained by the Securities and Exchange Commission at www.sec.gov. Investors and security holders of Ross are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.